N E W S R E L E A S E

        November 14, 2006

THIRD QUARTER HIGHLIGHTS

Nevsun Resources Ltd. (NSU-TSX and AMEX) (“Nevsun”) announces its results for the third quarter. A brief summary follows.

Complete details of the September 30, 2006 interim financial statements and Management's Discussion and Analysis can be found on the Nevsun website at www.nevsun.com as well as on Sedar at www.sedar.com and EDGAR at http://www.sec.gov/edgar/searchedgar/webusers.htm.

The most significant recent accomplishment has been the successful completion of the Bisha Deposit feasibility study by AMEC Americas Ltd. A summary of the feasibility study is included in the Q3 MD&A and a 43-101 compliant report on Bisha will be filed on SEDAR by November 17, 2006. The social and environmental impact assessment (SEIA) for the project continues under the direction of AMEC.

The MD&A highlights a very robust Bisha project with an after tax rate of return ranging from 26% to 62%, depending on whether one applies conservative base case metal prices or more recent metal prices for gold, copper, zinc and silver. The pre-requisites for a decision to go ahead with construction of the project include the selection of an EPCM contractor, completion of a stabilization agreement with the Government of Eritrea, completion of the SEIA, receipt of a mining license, and advancement of capital financing arrangements.

As previously announced in mid September (press release dated September 22, 2006), the Company’s Tabakoto mine in Mali experienced difficulties during Q3 and in particular during the month of September. As a result, the quarterly financial results are poorer than anticipated. However, gold production during the month of October has seen significant improvement to bring it closer to the original schedule with approximately 6,000 ounces of gold produced. Due to the poor operating performance of Tabakoto to Q3, the Company is currently reviewing all of the components of its Mali operations going forward, including the geological model, mine plan, operating costs, and the optimum timing as to when to bring the neighboring Segala deposit into operation.

The Company’s accounting loss for the quarter was US$7.7 million, bringing its year-to-date loss to US$18.6 million. The loss for the quarter is comprised principally of US$5.6 million of operating losses on its Tabakoto operations in Mali and US$1.3 million of exploration expenditures related to the feasibility and SEIA studies for its Bisha property in Eritrea.  There were US$0.8 million of administrative costs for the quarter.

Cash of US$3.0 million was used by operations during the quarter. The largest movements in cash used by operations include outlays related to the above mentioned loss of US$7.7 million, offset by non-cash charges for depreciation and amortization and stock-based compensation of US$2.3 million and US$0.4 million, respectively, and outlays for inventory of US$0.8 million.  Also included were cash inflows from a bank loan of US$2.9 million obtained by the Company’s Malian operating subsidiary.

As announced in the news release dated October 31, 2006, the Company’s cash position has been bolstered by a US$25 million financing.

Forward Looking Statements: The above, including information referenced in the above, contains forward-looking statements concerning anticipated developments on the Company’s mineral properties in Mali and Eritrea; planned development activities; the adequacy of the Company’s financial resources; financial projections, including, but not limited to, estimates of operating costs, processing rates, life of mine, metal prices, exchange rates, reclamation costs, net present value and internal rates of return; and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu06-30.doc	For further information, Contact: Judy Baker (604) 623-4704 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com